1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 4, 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Valerie Lithotomas, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File Nos. 033-23166; 811-05624)

Dear Ms. Lithotomas:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of Class IS shares of the Global Insight Portfolio (the “Fund”), a series of the Company, filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2021 (“Post-Effective Amendment No. 235”). The Fund responded to the Commission staff’s comments on Post-Effective Amendment No. 235 in a letter filed on May 7, 2021 (the “Response Letter”). In a subsequent telephone conversation on May 10, 2021, you communicated the Commission staff’s comments on the Response Letter. The Fund has considered your comments on the Response Letter and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. A summary of the Commission staff’s comments along with the Fund’s response is set forth below.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please include a principal risk relating to environmental, social and governance (“ESG”) factors or explain supplementally the rationale for not including such a principal risk.
Response 1. We respectfully acknowledge the comment; however, we believe that the existing “ESG Investment Risk” included in the section of the prospectus entitled “Additional Information About the Fund’s Investment Strategies and Related Risks” appropriately reflects the risks associated with the Fund’s investment strategies and processes relating to ESG factors.

Comment 2.	Please further clarify the language in the Fund’s principal investment strategies relating to the Adviser’s integration of ESG into the investment process.
Response 2. We respectfully acknowledge the comment and will consider making the requested revision in connection with the Fund’s next annual update.

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If you would like to discuss either of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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